Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our reports in the Preliminary Prospectus of EFLO Energy, Inc. (an Exploration Stage Company), which is expected to be filed with the Securities and Exchange Commission on June 13, 2014. The specific reports subject to this consent are dated as follows:

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November 29, 2013, with respect to the audit of the consolidated balance sheets of EFLO Energy, Inc. as of August 31, 2013 and 2012 and the related consolidated statements of operations, changes in stockholders equity and cash flows for the years then ended and for the period from inception (July 22, 2008) to August 31, 2013.  EFLO Energy, Inc. was an Exploration Stage Company as of August 31, 2013 and 2012.

We also consent to the reference to our firm under the caption “Experts” in the Preliminary Prospectus.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
June 13, 2014